                                                                    Exhibit 28-1
                     LEXINGTON PRECISION CORPORATION
                               767 Third Avenue
                           New York, NY 10017-2023

FOR IMMEDIATE RELEASE

                  LEXINGTON PRECISION CORPORATION ANNOUNCES
                   AGREEMENT ON $40 MILLION CREDIT FACILITY

              NEW YORK, January 31, 1995 -- Lexington Precision Corporation (LEXP -- OTC) announced today that it has entered into an amendment to its credit facility with Congress Financial Corporation to increase the maximum borrowing permitted under the facility to $40,000,000, subject to availability formulas set by Congress.

              Pursuant to the amendment, $5,767,000 of borrowings outstanding under the Company's revolving line of credit and $7,873,000 of term loans have been refinanced with new term loans totaling $13,640,000. The credit facility provides for additional term loans of up to $11,300,000, subject to availability formulas set by Congress, for future purchases of equipment. All of the term loans will be payable in equal monthly installments through February 1, 2002. The maturity date of the term loans can be accelerated by Congress in the event the Company's revolving line of credit is not renewed on January 2, 1998 or any anniversary thereof.

              As of January 31, 1995, the Company has outstanding borrowings of $20,346,000 under the credit facility and has $4,903,000 of unused availability after making the semi-annual interest payment due tomorrow on its 12-3/4% Senior Subordinated Notes.

              As a result of the amendments, the rate of interest on borrowings has been reduced to prime plus 1%, or LIBOR plus 3-1/4%. Prior to the amendment, borrowings were at a rate of prime plus 1-1/2%.

              Lexington Precision Corporation manufactures precision metal and rubber components which are used by some of America's leading manufacturers of automobiles, office equipment, computers, medical devices and industrial equipment.

Contact:  Warren Delano
          (212) 319-4650

                                    # # #





                              Page 5 of 5 Pages